REDEMPTION AGREEMENT

        THIS REDEMPTION AGREEMENT (this “Agreement”) is made as of the 25th day of October, 2002, by and between SREG/DMA LLC, a Delaware limited liability company (“Swerdlow Limited Partner”), and Dolphin Mall Associates Limited Partnership, a Delaware limited partnership (the “Partnership”). Unless otherwise defined herein, all capitalized terms shall have the meaning set forth in the Partnership Agreement (as hereinafter defined).

        WHEREAS, Taubman-Dolphin Mall Associates LLC, a Delaware limited liability company, Dolphin Mall Holdings LLC, a Delaware limited liability company, SREG Dolphin Mall, Inc., a Delaware corporation (“Swerdlow General Partner”), and Swerdlow Limited Partner entered into that certain Second Amended and Restated Agreement of Limited Partnership of Dolphin Mall Associates Limited Partnership, a Delaware limited partnership (the “Partnership”), dated September 8, 1999, as amended by that certain First Amendment dated as of April 13, 20011 (such agreement as amended, the “Partnership Agreement”), to set forth their respective rights, benefits, duties and obligations with respect to the Partnership; and

        WHEREAS, immediately prior to the Closing hereunder, Taubman-Dolphin, Inc. purchased the general partnership interest in the Partnership owned by Swerdlow General;

        WHEREAS, Swerdlow Limited Partner owns a 49.5 percent limited Partnership Interest (such partnership interest, the “Swerdlow LP Interest”) in the Partnership;

        NOW, THEREFORE, for and in consideration of the premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         Section 1. Definitions.

                 “Aggregate Purchase Price” shall have the meaning provided in Section 5.1 hereof.

[1]	The First Amendment dated as of April 13, 2001, incorrectly reflects SREG Dolphin Mall LLC as the owner of the Swerdlow LP Interest. The parties hereto acknowledge and agree and Swerdlow General Partner and the Swerdlow Limited Partner represent and warrant to the Partnership that SREG/DMA LLC has at all times held the Swerdlow LP Interest since September 8, 1999 and the reflection of SREG Dolphin Mall LLC as the owner of the Swerdlow LP Interest in the First Amendment or any other document is a scrivener’s error.

                 “Agreement” shall have the meaning provided in the introductory paragraph hereof.

                 “Agreement Rights Assignment” shall have the meaning provided in Section 6.4(b) hereof.

                 “Business Day” means any day excluding Saturday, Sunday and any day which in Miami, Florida shall be a legal holiday or a day on which financial institutions are authorized by law or other governmental action to close.

                 “Closing” shall have the meaning provided in Section 6.1 hereof.

                 “Closing Date” shall have the meaning provided in Section 6.1 hereof.

                 “Commitment” means that ALTA Owner Marketability Title Insurance Policy Commitment issued to Swerdlow Limited Partner by the Title Company with respect to the Outparcels in form acceptable to Swerdlow Limited Partner, in its sole discretion.

                 “Control” of a Person (including, with correlative meaning the terms “controlling”, “controlled by” and “under common control with”) means possession by the applicable Person or Persons of the ownership of a majority of the voting securities of such Person.

                 “Damages” means as to any Person, all damages, losses, costs and expenses incurred by such Person, directly or indirectly, including, without limitation, all reasonable legal and paralegal fees incurred in connection with any investigation, arbitration and/or litigation (at trial and appellate and disbursements levels).

                 “Development Rights Assignment” shall have the meaning provided in Section 6.4(c) hereof.

                 “District” means the Beacon Tradeport Community Development District.

                 “Environment” means soil, surface waters, groundwaters, land, stream, sediments, surface or subsurface strata or ambient air.

                 “Environmental Law(s)” means and includes any environmental or health and safety-related law, regulation, rule, ordinance, or legally enforceable requirement at the foreign, U.S. federal, state or local level.

                 “Governmental Authority” means any federal, state or local domestic or foreign governmental or regulatory authority.

                 “Hazardous Materials” means and includes any hazardous waste, hazardous material, hazardous substance, petroleum product, oil, toxic substance, pollutant, contaminant, asbestos, urea formaldehyde, or other human health or safety matter, as defined or regulated under any Environmental Law.

                 “Hazardous Waste” means and includes any hazardous waste as defined or regulated under any Environmental Law.

                 “Indemnified Party” means a Person seeking indemnification hereunder.

                 “Indemnifying Party” means a Person from whom indemnification is sought hereunder.

                 “Knowledge” means (i) with respect to Swerdlow Limited Partner, the actual knowledge (excluding imputed or constructive knowledge) of any of Michael Swerdlow, Theodore Stotzer, Richard Bassell, Frank Zohn and Sidney Atzmon and (ii) with respect to the Partnership, the actual knowledge (excluding imputed or constructive knowledge) of any of Robert Taubman, Steven Eder and Peter DeGalan.

                 “Lien” means any mortgage, pledge, hypothecation, assignment, deposit, arrangement, encumbrance, lien (statutory or other), claim, preference, priority or other security interest of any kind or nature whatsoever, including, without limitation, any conditional sale or other title retention agreement, any financing or similar statement or notice filed under the Uniform Commercial Code or any other similar recording or notice statute, and any lease or other arrangement having substantially the same effect as any of the foregoing.

                 “Long Term Lease” shall have the meaning provided in Section 5.1 hereof.

                 “Outparcels” means those two certain parcels of land more particularly described on Exhibit A hereto.

                 “Partnership” shall have the meaning provided in the first recital hereto.

                 “Partnership Agreement” shall have the meaning provided in the first recital hereto.

                 “Permitted Transferee” means any one or more of Swerdlow OP, SREG, an entity directly or indirectly wholly owned by Swerdlow OP and/or SREG or an entity controlled by one or more of the Persons who are in control of SREG as of the date hereof which is formed to receive the liquidating distribution of one or more of Swerdlow Limited Partner, Swerdlow OP or SREG.

                 “Person” means any individual, partnership, joint venture, firm, corporation, association, trust or other enterprise or any federal, state and local domestic or foreign governmental or regulatory authority.

                 “Purchase and Sale Agreement” means that Purchase and Sale Agreement of even date herewith by and between Swerdlow General Partner and Taubman-Dolphin, Inc.

                 “Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing, or dumping into the Environment.

                 “Settlement Agreement” means that certain Settlement Agreement of even date herewith by and among SREG, Swerdlow OP, Swerdlow Limited Partner, Swerdlow General Partner, Taubman Dolphin Mall Associates LLC, Dolphin Mall Holdings LLC, Taubman OP and Taubman Centers, Inc.

                 “SREG” means Swerdlow Real Estate Group, Inc., a Maryland corporation.

                 “Swerdlow Affiliate” means any Person that directly or indirectly is controlled by the owners of SREG, Swerdlow OP, Swerdlow Limited Partner or Swerdlow General Partner as of the date hereof.

                 “Swerdlow General Partner” shall have the meaning provided in the first recital hereto.

                 “Swerdlow Limited Partner” shall have the meaning provided in the introductory paragraph hereto.

                 “Swerdlow LP Interest” shall have the meaning provided in the second recital hereto.

                 “Swerdlow OP” means SREG Operating Limited Partnership, a Delaware limited partnership.

                 “Swerdlow Seller” shall have the meaning provided in Section 5.1 hereof.

                 “Taubman OP” means The Taubman Realty Group Limited Partnership, a Delaware limited partnership.

                 “Title Company” means Lawyers Title Insurance Corporation.

        Section 2. Redemption of the Swerdlow LP Interest; Redemption Price.

                 2.1 Redemption of the Swerdlow LP Interest. On the Closing Date, Swerdlow Limited Partner shall sell, assign and transfer to the Partnership the Swerdlow LP Interest free and clear of any Lien and the Partnership shall redeem the Swerdlow LP Interest.

                 2.2 Redemption Price. On the Closing Date the Partnership shall convey the Outparcels to the Swerdlow Limited Partner in redemption of the Swerdlow LP Interest.

                 2.3 Reimbursements and Distributions. The Swerdlow Limited Partner acknowledges that (i) it has been reimbursed by the Partnership for all amounts to which it is entitled to be reimbursed under the Partnership Agreement and (ii) the Swerdlow Limited Partner is not entitled to any distributions by the Partnership.

         Section 3. Representations and Warranties of Swerdlow Limited Partner.

        Swerdlow Limited Partner represents and warrants to the Partnership as of the date hereof, with knowledge that the Partnership (as the Partnership is constituted after the Closing) is relying upon the same, as follows:

                 3.1 Authority and Enforceability. Swerdlow Limited Partner has full power and authority to execute, deliver and perform this Agreement and the transactions contemplated hereby and has validly executed and delivered this Agreement. This Agreement constitutes the legal, valid and binding agreement of Swerdlow Limited Partner, enforceable in accordance with its terms, except as such enforcement may be limited by general principles of equity or by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally. No consent, approval or other action by any governmental authority is required in connection with the execution, delivery and performance by Swerdlow Limited Partner of this Agreement.

                 3.2 Existence and Good Standing. Swerdlow Limited Partner is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has full limited liability company power and authority under its organizational documents to own its property and to carry on its business as is now being conducted.

                  3.3 Partnership Interest. Swerdlow Limited Partner owns the Swerdlow LP Interest free and clear of any Lien.

                 3.4 Insolvency. Swerdlow Limited Partner is able to pay its debts and obligations as they mature in the usual course of its business. The sum of Swerdlow Limited Partner’s debts and obligations is less than the sum of all of Swerdlow Limited Partner’s property at fair valuation.

                 3.5 Designations. Aside from the designation of Victor Suvall, as Leasing Manager and Sidney Atzmon, as Governmental Approval Manager, neither the Swerdlow Limited Partner nor the Swerdlow General Partner has designated any person under Exhibit B-1 to the Partnership Agreement to act on behalf of the Swerdlow Limited Partner, the Swerdlow General Partner or the Partnership under the terms of the Partnership Agreement.

                 3.6 SREG Ownership. The ownership of SREG is substantially the same as the ownership of SREG at the time Taubman OP owned an interest in SREG. None of the major shareholders (i.e. 5% or greater) which were shareholders at the time Taubman OP was a shareholder have disposed of their ownership or reduced their percentage ownership of SREG since such time.

         Section 4. Representations and Warranties of the Partnership.

        The Partnership, represents and warrants to Swerdlow Limited Partner as of the date hereof, with knowledge that Swerdlow Limited Partner is relying upon the same, as follows:

                 4.1 Authority and Enforceability. The Partnership has full power and authority to execute, deliver and perform this Agreement and the transactions contemplated hereby and has validly executed and delivered this Agreement. This Agreement constitutes the legal, valid and binding agreement of the Partnership enforceable in accordance with its terms, except as such enforcement may be limited by general principles of equity or by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally. No consent, approval or other action by any governmental authority is required in connection with the execution, delivery and performance by the Partnership of this Agreement.

                 4.2 Existence and Good Standing. The Partnership is, to the Partnership’s knowledge, validly existing and in good standing under the laws of the State of Delaware and has full partnership power and authority under its organization documents to own its property and to carry on its business as is now being conducted.

                 4.3 Insolvency. The Partnership is able to pay its debts and obligations as they mature in the usual course of its business. The sum of the Partnership’s debts and obligations is less than the sum of the Partnership’s property at a fair valuation.

                 4.4 Environmental. To the Partnership’s Knowledge, (a) there are no Hazardous Materials or Hazardous Waste at or on the Outparcels which are required to be remediated under any Environmental Law and (b) between September 8, 1999 and the date hereof there has been no act or omission by the Partnership which has resulted in the release of any Hazardous Waste or Hazardous Materials at or on the Outparcels which violates any Environmental Law; provided, however, the foregoing specifically excludes (i) any Hazardous Waste or Hazardous Materials released by the Swerdlow Limited Partner, the Swerdlow General Partner, SREG Operating Limited Partnership, Beacon Tradeport Associates Limited Partnership or any Swerdlow Affiliate, (ii) any Hazardous Waste or Hazardous Materials which was released or deposited prior to September 8, 1999, at or in the vicinity of the Outparcels and (iii) matters of which Swerdlow Limited Partner has Knowledge. The representation and warranty set forth in this Section 4.4 shall automatically and without notice expire and be of no further force or effect on the date which is one (1) year after the date hereof unless the Swerdlow Limited Partner has made a written claim against the Partnership prior to such date specifying with reasonable detail the nature of the alleged breach of this Section 4.4, in which case such claim shall continue until it is resolved.

                 4.5 Violations. To the Partnership’s Knowledge there are (i) no currently existing violations of any rule, regulation or order of any Governmental Authority concerning the Outparcels and (ii) no notices of any existing violation of any rule, regulation or order of any Governmental Authority has been received by Partnership concerning the Outparcels; provided, however, the foregoing specifically excludes matters of which Swerdlow Limited Partner has Knowledge. The representation and warranty set forth in this Section 4.5 shall automatically and without notice expire and be of no further force or effect on the date which is one (1) year after the date hereof unless the Swerdlow Limited Partner has made a written claim against the Partnership prior to such date specifying with reasonable detail the nature of the alleged breach of this Section 4.5, in which case this Section 4.5 shall continue until such claim is resolved.

                 4.6 Commitments. To the Partnership’s Knowledge, no commitments or agreements exist with any Governmental Authority, utility company, school board, church or other religious body, or any homeowners or homeowners’ association, or with other organization, group, party, or individual, with relation to the Outparcels which would impose an obligation upon any owner of the Outparcels to make any contribution of money or dedication of land or to construct, install, or maintain any improvements of a public or private nature on or off the Outparcels, which have not been previously satisfied; provided, however, the foregoing specifically excludes matters (i) of which Swerdlow Limited Partner has Knowledge or which Swerdlow General Partner has signed, individually or while a partner of the Partnership and (ii) which are recorded against the Outparcels or disclosed or described in the Exhibits hereto. The representation and warranty set forth in this Section 4.6 shall automatically and without notice expire and be of no further force or effect on the date which is one (1) year after the date hereof unless the Swerdlow Limited Partner has made a written claim against the Partnership prior to such date specifying with reasonable detail the nature of the alleged breach of this Section 4.6, in which case such claim shall continue until it is resolved.

                 4.7 Management and Leasing, Sales, Listing or Maintenance Agreements. The Outparcels are not subject to any management, leasing, sales, listing or maintenance agreement with (i) any Taubman affiliate, (ii) any agreement for which any Taubman Party has signed individually and which no Swerdlow Party signed or (iii) any other Person which will survive the Closing; provide, however, this clause (iii) specifically excludes agreements (a) for which Swerdlow Party has signed, individually or as a partner of the Partnership or (b) which are disclosed or described in the Exhibits hereto.

         Section 5. Covenants.

                 5.1 Contingent Payment to Partnership. (a) In the event that at any time after the Closing Date, Swerdlow Limited Partner or a Permitted Transferee (the Swerdlow Limited Partner or a Permitted Transferee, as applicable, the “Swerdlow Seller”) sells, or leases pursuant to a Long Term Lease, all or a part of the Outparcels for an Aggregate Purchase Price (as hereinafter defined) for all of the Outparcels in an aggregate amount in excess of Four Million Dollars ($4,000,000.00), Swerdlow Limited Partner shall pay to the Partnership within fifteen (15) days after the date of the sale (or in the case of a long term lease (a lease with a term in excess of three years including all renewal periods under such lease or a lease of any term with respect to any portion of the Outparcels which has been improved with vertical improvements) (“Long Term Lease”) or the sale for consideration within five (5) days of determination of “fair market value”) an amount equal to fifty percent (50%) of the amount by which the cumulative Aggregate Purchase Price exceeds Four Million Dollars ($4,000,000.00). If Swerdlow Seller fails to timely pay any amount due hereunder, the amount payable hereunder shall accrue interest at the rate of twelve percent (12%) per annum from the date such payment was due through the date of payment. “Aggregate Purchase Price” shall mean (i) the sum of (a) in the case of a sale, the aggregate amount of consideration received in exchange for the Outparcels (including without limitation any prorations or reimbursements), provided that any consideration received other than money shall be valued at its fair market value, (b) in the case of a Long Term Lease, the “fair market value” (as defined below) of the landlord’s interest in such Long Term Lease and the residual interest in the Outparcel(s) or the portion thereof subject to the Long Term Lease and (c) in the event of a lease of the Outparcels which is not a Long Term Lease, the gross rents paid by the tenant(s) under such lease(s) to Swerdlow Limited Partner or a Permitted Transferee, less (ii) the sum of (a) the closing costs of the sale paid by the Swerdlow Seller to Persons other than a Swerdlow Affiliates, including but not limited to, title insurance premiums, documentary stamp taxes, Miami-Dade County surtax, recording costs, brokerage commissions and attorney’s fees, (b) all costs paid by Swerdlow Limited Partner and any Permitted Transferee to third parties who are not Swerdlow Affiliates to carry the Outparcels prior to their sale, including ad valorem taxes and assessments (including CDD assessments) (excluding any portion thereof paid by or charged to the Partnership under Section 6.6 below), insurance premiums and maintenance and any and all other governmental impositions paid by the Swerdlow Limited Partner and any Permitted Transferee imposed on the Outparcels, (c) in the case of a sale, the outstanding principal balance of the portion of the bonds allocated to the Outparcels, and in the case of a Long Term Lease, such outstanding balance will only be deducted from the Aggregate Purchase Price, if the tenant under such Long Term Lease is not responsible for all or any portion of the assessment for such portion of the bonds, (d) all costs paid by Swerdlow Limited Partner and any Permitted Transferee to third parties who are not Swerdlow Affiliates to plat, site plan, obtain approvals and permits for use, subdivide or amend the existing land use designation for, the Outparcels and (e) all costs paid by Swerdlow Limited Partner and any Permitted Transferee to third parties who are not Swerdlow Affiliates for any and all improvements made upon or to the Outparcels by Swerdlow Limited Partner and any Permitted Transferee. All costs described above which are not paid to a governmental agency, the Community Development District or the Partnership will be included in the above calculation only to the extent such costs do not exceed an amount which would be paid to a third-party in an arms length, market rate transaction. As used herein, “Permitted Mortgage” means a mortgage to an institutional lender securing an amount not greater than Three Million Five Hundred Thousand Dollars ($3,500,000). Except for a transfer to a Permitted Transferee, a Permitted Mortgage or a bona fide sale or lease to a third party who is not a Swerdlow Affiliate, the Swerdlow Limited Partner hereby agrees not to sell, transfer, lease, mortgage or exchange or otherwise convey or dispose of, all or any portion of the Outparcels. If the Outparcels are transferred to one or more Permitted Transferee, it shall be a condition of such transfer that the Partnership receive prior written notice of such transfer and a copy of the proposed transfer documents and such other information as Partnership shall reasonably request and that the Permitted Transferee’s assumption of obligations of the transferor under this Section 5.1. In addition, Swerdlow Limited Partner and any Permitted Transferee agrees not to allow, suffer or permit any transfer of any indirect interest in Swerdlow Limited Partner or a Permitted Transferee other than to a Permitted Transferee. Neither the Swerdlow Limited Partner nor any Permitted Transferee shall use the Outparcels for its own account (i.e., as the location from which it physically conducts all or a portion of its business operations).

                 (b)     In the event that the Swerdlow Limited Partner leases one or both of the Outparcels (or legally subdivided portions thereof) under a Long Term Lease, the parties shall in good faith attempt to agree on the “fair market value” of the landlord’s interest in such Long Term Lease and the residual interest in the Outparcel(s) or the portion thereof subject to the Long Term Lease. In the event the parties are not able to agree on such fair market value of the lease and residual interest in the Outparcel(s) or the portion thereof subject to the Long Term Lease within thirty (30) days after the date of entering into any such lease for the Outparcels (or if the parties are not able to agree on the fair market value of any consideration other than cash which may be exchanged for the Outparcels) the parties agree that such fair market value shall conclusively be determined in accordance with the appraisal process set forth in Section 10.2(c)(y) and (z) of the Partnership Agreement, as the Partnership Agreement exists on the date hereof and without regard to whether the Partnership Agreement has been modified, amended or terminated as of the date of such determination. The cost of such appraisal process shall be shared equally by Swerdlow Limited Partner and Partnership.

                 (c)     For purposes of this Section 5.1 one or more transfers of one or both of the Outparcels to a Permitted Transferee shall not be deemed a sale of such transferred Outparcel(s).

                 (d)     Swerdlow Limited Partner and/or any Permitted Transferee shall have the right to subdivide and replat one or both Outparcels into any number of legally constituted subparcels and to sell or Long Term Lease such subparcels.

                 (e)     Swerdlow Limited Partner or a Permitted Transferee, as applicable, shall provide the Partnership within ten (10) days after execution with certified copies of all documents related to the sale or Long Term Lease of the Outparcels. Partnership, at its sole cost and expense, shall have the right to audit the computation of the Aggregate Purchase Price and the adjustments set forth above and Swerdlow Limited Partner or a Permitted Transferee, as applicable, shall reasonably cooperate with any such audit.

                 (f)     Swerdlow Limited Partner has granted to Partnership in that certain Reciprocal Property Owners’ Agreement of even date herewith a lien to secure the payment required to be made by it or a Permitted Transferee pursuant to Section 5.1(a). Partnership agrees that in connection with and at or prior to any sale or Long Term Lease of all or any portion of Outparcels permitted by this Section 5.1, Partnership will deliver into escrow with a national title insurance company designated in writing by Swerdlow Limited Partner or a Permitted Transferee to Partnership (the “Escrow Agent”), a release of the foregoing lien (the “Release of Lien”) in recordable form releasing and terminating the foregoing lien with respect to the Outparcels or such portion thereof being sold or leased pursuant to a Long Term Lease. The Escrow Agent shall be instructed by Partnership to hold such Release of Lien in escrow and release it for recording only upon payment to Partnership of the amounts due Partnership under this Section 5.1, if any, as such amount (if any) is agreed to in writing by Partnership and Swerdlow Limited Partner or a Permitted Transferee; provided, however, that if Partnership and Swerdlow Limited Partner or a Permitted Transferee are unable to agree on such amount, if any, Swerdlow Limited Partner or a Permitted Transferee shall (i) make the payment to Partnership which is not disputed by either Swerdlow Limited Partner or a Permitted Transferee or Partnership, (ii) deliver to Escrow Agent the additional amount claimed by Partnership in good faith under this Section 5.1 pending resolution of such dispute, and (iii) Escrow Agent shall then, and only then, release the Release of Lien for recording. The parties agree, if required by Escrow Agent, to execute an escrow agreement consistent with the foregoing in connection with the delivery of the Release of Lien to the Escrow Agent. Partnership agrees that it shall have no right to foreclose its lien on any of the Outparcels provided that Swerdlow Limited Partner or a Permitted Transferee complies with the foregoing provisions of this Section 5.1. Partnership agrees further that in the event no amount is due Partnership under Section 5.1(a) with respect to a sale or Long Term Lease of all or any portion of the Outparcels, the Release of Lien shall be delivered to Escrow Agent to record (i.e, if a particular individual sale or Long Term Lease does not, when taken in the aggregate with prior sale or Long Term Leases, result in amounts due Partnership hereunder, such Release of Lien shall be delivered for recording).

                 5.2 Swerdlow Limited Partner acknowledges and agrees that, except for the representations, warranties, covenants and agreements of the Partnership set forth herein or in any certificate, agreement or instrument executed and delivered by the Partnership hereunder, neither the Partnership nor any partner, agent, employee, attorney or representative of the Partnership (collectively, a “Partnership Representative”) has made any statements, agreements, promises, assurances, representations or warranties, whether expressed, implied, or otherwise, regarding the Partnership, the condition of the Outparcels, the suitability of the Outparcels for any uses or purposes, the zoning of the Outparcels, the environmental condition of the Outparcels and/or any other aspect of or matter pertaining to the Outparcels. Swerdlow Limited Partner acknowledges and agrees that, except for the representations, warranties, covenants and agreements set forth herein or in any instrument executed and delivered by the Partnership hereunder, that (i) the Swerdlow Limited Partner will be acquiring the Outparcels in an “AS IS, WHERE IS” condition, and (ii) the Partnership shall not be responsible for making (or contributing in any way to the cost of making) changes or improvements to the Outparcels.

         Section 6. The Closing; Cost and Expenses; and Deliveries.

                 6.1 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place simultaneously with the execution of this Agreement (“Closing Date”).

                 6.2 Costs and Expenses. Each of Swerdlow Limited Partner and the Partnership shall pay all of their respective fees, costs and expenses incurred by them in connection with the transaction contemplated hereunder, including their respective attorneys’, consultants’ and other professional fees and costs.

                 6.3 Transfer Taxes and Title Insurance. The Partnership and Swerdlow Limited Partner each shall pay fifty percent (50%) of the documentary stamp taxes, Miami-Dade County Surtax, and recording fees attributable to the distribution of the Outparcels. Swerdlow Limited Partner (i) will pay $3,000 of the cost of the survey of the Outparcels performed in connection with this transaction and Partnership shall pay the balance of such cost and (ii) fifteen (15%) of the promulgated title insurance premium for the title insurance policy to be issued in connection with this transaction and Partnership shall pay the balance of such premium.

                  6.4 Documents to be executed and deliveries to be made by Swerdlow Limited Partner at the Closing. At the Closing, the Swerdlow Limited Partner shall:

(a)	execute and deliver the Assignment of Limited Partner’s Interest in the Partnership in the form attached as Exhibit B hereto;

(b)	execute and deliver to the Partnership (as the Partnership is constituted after the Closing) the Partial Assignment, Assumption and Acceptance of Agreement Rights (“Agreement Rights Assignment”) in the form attached as Exhibit C hereto;

(c)	execute and deliver the Limited Assignment of Development Rights (“Development Rights Assignment”) in the form attached as Exhibit D hereto;

(d)	execute and deliver an affidavit in the form attached as Exhibit E hereto complying with the provisions of Section 1445(b)(2) of the Internal Revenue Code stating that the Swerdlow Limited Partner is not a foreign person;

(e)	deliver certified copies of resolutions authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(f)	execute and deliver the Reciprocal Property Owners’ Agreement (“Reciprocal Property Owners’ Agreement”) in the form attached as Exhibit F hereto;

(g)	execute and deliver the Release in the form attached as Exhibit G hereto;

(h)	deliver certified copies of Swerdlow Limited Partner’s Operating Agreement and Certificate of Formation, and all amendments thereto;

(i)	deliver the resignation of Victor Suvall as Leasing Manager;

(j)	deliver the resignation of Sidney Atzmon as Governmental Approval Manager;

(k)	deliver a Good Standing Certificate of Swerdlow Limited Partner issued by the State of Delaware within thirty (30) days of the date of Closing;

(l)	execute and deliver a counterpart of the Closing Statement;

(m)	execute and deliver a letter rescinding and canceling the exercise of the buy/sell initiated by the Swerdlow Limited Partner and the Swerdlow General Partner under the Partnership Agreement;

(n)	execute and deliver the Mutual Release in the form attached as Exhibit K hereto;

(o)	deliver an estoppel from the District reflecting the allocation of liability and obligation under the bonds previously issued by the District based upon the allocation of 40,000 square feet of development rights to the Outparcels;

(p)	deliver a Termination Agreement (“Termination Agreement”) in the form attached as Exhibit O hereto executed by Swerdlow Limited Partner and Swerdlow General Partner; and

(q)	execute and deliver the Quitclaim Bill of Sale (“Bill of Sale”) in the form attached as Exhibit N hereto.

                  6.5 Documents to be executed and deliveries to be made by the Partnership at the Closing. At the Closing, the Partnership shall:

(a)	execute and deliver the Acceptance to the Assignment of Limited Partner’s Interest in the form attached as Exhibit B hereto;

(b)	execute and deliver the Agreement Rights Assignment;

(c)	execute and deliver an affidavit in the form attached hereto as Exhibit H hereto complying with the provision of Section 1445(b)(2) of the Internal Revenue Code stating that the Partnership is not a foreign person;

(d)	execute and deliver the Partnership Affidavit in the form attached as Exhibit I hereto;

(e)	execute and deliver the Development Rights Assignment;

(f)	deliver certified copies of resolutions authorizing the execution and delivery of this Agreement and the consummation of the transaction contemplated hereby;

(g)	execute and deliver a Deed in the form attached as Exhibit J hereto with respect to the transfer of the Outparcels;

(h)	deliver a Good Standing Certificate of the Partnership issued by the State of Delaware within thirty (30) days of the date of Closing;

(i)	deliver a Mutual Release in the form attached as Exhibit K hereto executed by Bank of America, N.A.;

(j)	execute and deliver the Release in the form attached as Exhibit L hereto;

(k)	deliver an affidavit to the Title Company as may be required to remove the standard exceptions;

(l)	execute and deliver a counterpart of the Closing Statement;

(m)	execute and deliver a counterpart of the letter executed by Swerdlow Limited Partner and the Swerdlow General Partner rescinding and canceling the buy/sell;

(n)	deliver a Partial Release of Mortgage in the form attached as Exhibit M hereto and UCC-3 executed by Bank of America, N.A.;

(o)	cause the Title Company to deliver the Commitment “marked” at closing to reflect an effective date through recording of the deed, that all requirements set forth on Schedule B — Section 1 have been satisfied and to delete the “gap” exception and the exceptions 1, 3, 4, 5, 16, 17, 19, 29, 39, 40 and 45 set forth in Schedule B — Section 2 of such Commitment, together with written confirmation from the Title Company that Swerdlow Limited Partner may rely on such “marked up” policy and that a “clean” policy will be issued no later than 30 days after receipt of the recorded documents; .

(p)	execute and deliver the Bill of Sale;

(q)	deliver a Termination Agreement executed by Taubman-Dolphin Mall Associates LLC and Dolphin Mall Holdings LLC; and

(r)	executed and deliver a Reciprocal Property Owners’ Agreement.

                 6.6 Tax Proration. The real property taxes and annual CDD assessment obligations assessed against the Outparcels for the year in which this transaction is closed (less maximum discount allowed for prompt payment) shall be prorated as of the Closing Date. If the Closing Date takes place before the current year’s taxes are fixed, taxes for the most current year available shall be used. Tax prorations based on an estimate shall be readjusted subsequently when the tax bills for the year of the closing become available. Payments in connection with any reproration of taxes shall be due within fifteen business days of written notice and thereafter shall bear interest at the rate of 12% per annum. Swerdlow Limited Partner shall have the first right to institute, at its cost, all protest and contest proceedings for taxes or assessments on the Outparcels for the year in which the closing occurs (with joinder by the Partnership, if necessary) provided, however, if Swerdlow Limited Partner advises the Partnership after Swerdlow Limited Partner’s inquiry that it doesn’t intend to contest taxes or assessments, the Partnership may contest the taxes or assessments at its own expense.

         Section 7. Indemnification.

                 7.1 Indemnification by Swerdlow Limited Partner. From and after the Closing Date, Swerdlow Limited Partner and SREG Operating Limited Partnership shall indemnify, defend and hold the Partnership harmless from and against all Damages incurred by any of them, arising out of, or in connection with, the following:

    (i)        any misrepresentation or breach of any warranty made by Swerdlow Limited Partner in this Agreement or any certificate, agreement, instrument or document delivered by Swerdlow Limited Partner to the Partnership pursuant hereto; or

    (ii)        any breach by Swerdlow Limited Partner of any covenant, agreement or obligation, which is contained in this Agreement or any certificate, agreement, instrument or document delivered by Swerdlow Limited Partner to the Partnership pursuant hereto.

                 7.2 Indemnification by the Partnership and Remaining Partners. From and after the Closing Date, the Partnership and Taubman OP shall indemnify, defend and hold Swerdlow Limited Partner harmless from and against all Damages incurred by any of them, arising out of or in connection with the following:

    (i)        any misrepresentation or breach of any warranty made by the Partnership in this Agreement or any certificate, agreement, instrument or document delivered by Partnership to Swerdlow Limited Partner pursuant hereto;

    (ii)        any breach of any covenant, agreement or obligation of the Partnership which is contained in this Agreement or any certificate, agreement, instrument or document delivered to Swerdlow Limited Partner by Partnership pursuant hereto; or

(iii) any liability imposed on Swerdlow Limited Partner arising out of, or resulting from, a Partnership obligation.

                 7.3 Survival of Obligations. The obligations of the indemnifying parties hereto to indemnify, defend and hold harmless pursuant to this Section 7 shall survive execution of this Agreement and the consummation of the transactions contemplated hereby.

                 7.4 Third Party Claim Procedure. If a third party (including, without limitation, a governmental organization) asserts a claim against a party to this Agreement and indemnification in respect of such claim is sought under the provisions of this Section 7 by such party against another party to this Agreement, the Indemnified Party shall promptly (but in no event later than ten (10) Business Days prior to the time in which an answer or other responsive pleading or notice with respect to the claim is required) give written notice to the Indemnifying Party of such claim. The Indemnifying Party shall have the right at its election to take over the defense or settlement of such claim by giving prompt written notice to the Indemnified Party at least five (5) Business Days prior to the time when an answer or other responsive pleading or notice with respect thereto is required. If the Indemnifying Party makes such election, it may conduct the defense of such claim through counsel or representative of its choosing (subject to the Indemnified Party’s approval of such counsel or representative, which approval shall not be unreasonably withheld), shall be responsible for the expenses of such defense, and shall be bound by the results of its defense or settlement of claim to the extent it produces damage or loss to the Indemnified Party. The Indemnifying Party shall not settle any such claim without prior notice to and consultation with the Indemnified Party unless the Indemnifying Party fully settles and pays in full such settlement and obtains a full release of the Indemnified Party; provided however, no such settlement involving any equitable relief or which might have a material and adverse effect on the Indemnified Party may be agreed to without the Indemnified Party’s prior written consent. So long as the Indemnifying Party is diligently contesting any such claim in good faith, the Indemnified Party may pay or settle such claim only at its own expense. If the Indemnifying Party does not make such election, or having made such election does not proceed diligently to defend such claim, then the Indemnified Party may, upon three (3) Business Days’ written notice and at the expense of the Indemnifying Party, take over the defense of and proceed to handle such claim in its exclusive discretion and the Indemnifying Party shall be bound by any defense or settlement that the Indemnified Party may make in good faith with respect to such claim. The parties agree to cooperate in defending such third party claims and the defending party shall have access to records, information and personnel in control of the other party or parties which are pertinent to the defense thereof.

         Section 8. Remedies.

        Except as otherwise provided herein, the rights and remedies expressly provided herein are cumulative and not exclusive of any rights or remedies which the parties hereto may otherwise have at law or in equity. Nothing herein shall be construed to require any of the parties hereto to elect among remedies.

         Section 9. Survival of Representations, Warranties and Covenants.

        The respective representations, warranties and covenants of the parties contained in this Agreement or in any certificate or statement delivered pursuant hereto shall survive the consummation of the transactions contemplated hereby.

        Section 10. Tax Information.

        Within 90 days after the end of the calendar year ending December 31, 2002, the Partnership shall send to each of Swerdlow Limited Partner and Swerdlow General Partner all Partnership tax information as shall be necessary for the preparation of their respective federal income tax returns, including without limitation, short period K-1s for the calendar year commencing January 1, 2002 and ending on the date of the Closing. This information shall also include a statement showing the share of contributions, distributions, Income (as defined in the Partnership Agreement), Loss (as defined in the Partnership Agreement) and other relevant fiscal items of the Partnership allocable to their respective Partnership Interest for such fiscal year. On request by Swerdlow Limited Partner, Swerdlow General Partner, or their successors in interests, as the case may be, the Partnership shall furnish copies of all federal, state and local income tax returns or information returns, if any, which the Partnership has filed with respect to tax years ending on or prior to December 31, 2002. Swerdlow Limited Partner, Swerdlow General Partner, or their respective successors in interests, may raise an objection to the tax treatment of any item or positions presented or taken on any return for a taxable year which includes the Closing Date by providing written notice to the Partnership of the discrepancy and the proposed treatment within fifteen (15) days after receipt of such return. The parties will work in good faith to resolve any discrepancy regarding such issues. In the event that the parties cannot timely resolve any such discrepancy and any partner may report an item in a manner inconsistent with the manner in which the Partnership reported such item to such partner, such partner shall (i) file all necessary informational statements with the appropriate taxing authority regarding the inconsistent treatment and (ii) disclose the inconsistent treatment to the Partnership. The Partnership shall provide or cause the appropriate persons to provide to Swerdlow Limited Partner and Swerdlow General Partner information (including reasonable access to the books and

accounts)     necessary for the preparation of any tax return or other submissions to federal, state or local tax authorities (including information necessary to contest any proposed or actual assessment of a tax).

         Section 11. Miscellaneous.

                 11.1 Notice. All notices required or permitted pursuant to this Agreement shall be in writing and shall be deemed to have been given when delivered in person or when mailed by certified mail, return receipt requested, postage prepaid, or sent by overnight private courier service as follows:

If to Swerdlow Limited Partner:	SREG/DMA LLC c/o Swerdlow Real Estate Group 4651 Sheridan Street, Suite 200 Hollywood, Florida 33021 Attention: Theodore R. Stotzer, Esq.
With a copy to:	K. Lawrence Gragg, Esq. White & Case LLP First Union Financial Center 200 South Biscayne Boulevard, Suite 4900 Miami, Florida 33131-2352
If to the Partnership:	Dolphin Mall Associates Limited Partnership c/o The Taubman Company 200 East Long Lake Road, Suite 300 Bloomfield Hills, MI 48303-0202 Attention: Dennis J. Hecht
With a copy to:	Miro Weiner & Kramer P.O. Box 908 Bloomfield Hills, MI 48303-0200 Attention: Martin L. Katz, Esq.

or to such other address, and to the attention of such other person or officer as any party may designate.

                 11.2 Severability. In the event any provision of this Agreement is held to be invalid, illegal or unenforceable for any reason and in any respect, such invalidity, illegality or unenforceability shall in no event affect, prejudice or disturb the validity of the remainder of this Agreement, which shall be in full force and effect and enforceable in accordance with its terms.

                 11.3 Gender and Number. Whenever the context of this Agreement requires, the gender of all words herein shall include the masculine, feminine and neuter, and the number of all words herein shall include the singular and plural.

                 11.4 Divisions and Headings. The divisions of this Agreement into sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect whatsoever in construing the provisions of this Agreement.

                 11.5 Entire Agreement/Amendment/Counterparts. This Agreement supersedes all previous contracts, and constitutes the entire agreement of whatsoever kind or nature existing between or among the parties respecting the subject matter hereof and no party shall be entitled to other benefits than those specified herein. All prior representations or agreements, whether written or verbal, not expressly incorporated herein, are superseded, and no changes in or additions to this Agreement shall be recognized unless and until made in writing and signed by all parties hereto. In entering into this Agreement, no party hereto is relying on any statement, representation, warranty or agreement except for the statements, representations, warranties and agreements expressly set forth in this Agreement and in the Settlement Agreement and Purchase and Sale Agreement. This Agreement may be executed in two or more counterparts, including facsimile counterparts, each and all of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

                 11.6 Governing Law. The interpretation, construction and enforcement of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of Delaware, without giving effect to any principles of law governing choice of law.

                 11.7 Waiver of Breach. The waiver by either party of a breach or violation of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any subsequent breach of the same or other provisions hereof.

                 11.8 Jurisdiction. The parties hereto agree that any suit brought to enforce this Agreement shall be brought in the United States District Court, Southern District of Florida, and by execution and delivery of this Agreement, each of the parties to this Agreement hereby irrevocably accepts and waives all objection to, the exclusive jurisdiction of the aforesaid courts in connection with any suit brought to enforce this Agreement, and irrevocably agrees to be bound by any judgment rendered thereby. Each of the parties hereto hereby agrees that service of process in any such proceeding may be made by giving notice to such party in the manner and at the place set forth in Section 11.1 herein.

                 11.9 Attorneys’ Fees. The prevailing party in any dispute between the parties hereto, or any of them, arising hereunder or relating hereto shall be entitled to an award of reasonable attorneys’ fees, costs and expenses at trial and through all appellate levels.

                 11.10 Successors. This Agreement shall be binding upon the parties hereto and their permitted respective successors and permitted assigns.

                 11.11 Exclusivity. This Agreement is for the exclusive benefit of the parties hereto and their respective permitted successors hereunder, and shall not be deemed to give, either express or implied, any legal or equitable right, remedy or claim to any other entity or person whatsoever.

                 11.12 Assignment. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof may be assigned or delegated by any party to this Agreement without the prior written consent of all other parties to this Agreement, which consent shall not be withheld to the assignment by Swerdlow Limited Partner to the direct or indirect beneficial owners of the Swerdlow Limited Partner on the date hereof in connection with the liquidation of the Swerdlow Limited Partner, Swerdlow OP and SREG, but otherwise may be withheld by such other parties in their sole and absolute discretion.

                 11.13 Rule of Construction. This Agreement shall be interpreted without regard to any presumption or rule requiring construction against the party causing this Agreement to be drafted.

                 11.14 Further Assurances. The parties to this Agreement shall execute and deliver such further instruments and do such further acts and things as may reasonably be required to carry out the intent and purposes of this Agreement promptly upon request from the other party. In addition and not in limitation of the foregoing, (i) if it is determined after the Closing that the Outparcels are subject to any maintenance, leasing, brokerage, listing or any other similar type of third party service agreement (excluding agreements of record) the Parties agree to cooperate to have the Outparcels released from such agreements and (ii) Swerdlow Limited Partner agrees to cooperate with the Partnership, at the Partnership’s expense, in connection with leasing matters in which Swerdlow Limited Partner, a Swerdlow Affiliate or any employee of any Swerdlow Affiliate have been involved relating to the Dolphin Mall by producing files and records, attending hearings and cooperating as witnesses, provided that with respect to attending hearings and cooperating as witnesses, Swerdlow Limited Partner’s ability to produce specific individuals will be limited to requesting the cooperation of such individuals if such individuals are not then employed by Swerdlow Limited Partner or a Swerdlow Affiliate.

[SIGNATURES ON NEXT PAGE]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SREG/DMA LLC

SREG/DMA LLC

By: SREG Operating Limited Partnership

         By: Swerdlow Real Estate Group, Inc., its general partner

                  By: /s/ Theodore R. Stotzer
                  Name: Theodore R. Stotzer
                  Title: Executive Vice President

THE PARTNERSHIP:

DOLPHIN MALL ASSOCIATES LIMITED PARTNERSHIP

By: Taubman-Dolphin Mall Associates LLC, its general partner

         By: The Taubman Realty Group Limited Partnership,
               a Delaware limited partnership, sole member

                  By: /s/ Steven Eder
                  Name: Steven Eder
                  Title: Authorized Signatory

JOINDER BY SREG OPERATING LIMITED PARTNERSHIP

        The undersigned hereby joins in and agrees to be bound by the terms and conditions of Section 7.1 herein.

SREG OPERATING LIMITED PARTNERSHIP By: Swerdlow Real Estate Group, Inc. By: /s/ Theodore R. Stotzer Theodore R. Stotzer Executive Vice President

JOINDER BY THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP

        The undersigned hereby joins in and agrees to be bound by the terms and conditions of Section 7.2 herein.

THE TAUBMAN REALTY GROUP LIMITED PARTNERSHIP By: /s/ Steven Eder Name: Steven Eder Title: Authorized Signatory